09059754

AB 3/12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44319

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dautrich Seiler Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

397 Dogwood Lane
(No. and Street)

Nazareth (City) PA (State) 18064 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lynn Dautrich 610-837-4656
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Beard Miller Company LLP
(Name – *if individual, state last, first, middle name*)

Suite 301, 1869 Charter Lane, Lancaster PA 17601
(Address) (City) (State) (Zip Code)

SEC Mail Processing Section
MAR 05 2009
Washington, DC
111

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/24

OATH OR AFFIRMATION

I, Lynn Dautrich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dautrich Seiler Financial Services, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Lynn S Dautrich
Signature

PRESIDENT
Title

Megan Cosmos
Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Megan Cosmos, Notary Public
South Whitehall Twp., Lehigh County
My Commission Expires June 22, 2011
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal Control Structure

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

bmc

Independent Auditor's Report

Board of Directors
Dautrich Seiler Financial Services, Inc.

We have audited the accompanying balance sheets of Dautrich Seiler Financial Services, Inc. (the Company) as of December 31, 2008 and 2007, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dautrich Seiler Financial Services, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Beard Miller Company LLP

Beard Miller Company LLP
Lancaster, Pennsylvania
February 12, 2009

Balance Sheets
December 31, 2008 and 2007

	2008	2007
Assets		
Current Assets		
Cash and cash equivalents	$ 21,744	$ 34,558
Commissions receivable	5,510	10,327
Prepaid expenses	5,834	3,807
Other current assets	-	101
Total Current Assets	33,088	48,793
Investments	7,413	14,847
Total Assets	$ 40,501	$ 63,640
Liabilities and Stockholders' Equity		
Current Liabilities		
Commissions payable	$ 4,408	$ 8,262
Accrued expenses	1,183	10,970
Total Current Liabilities	5,591	19,232
Deferred Income Taxes - Net	513	2,886
Total Liabilities	6,104	22,118
Stockholders' Equity		
Common stock, $10 par value; 10,000 shares authorized; 100 shares issued and outstanding	1,000	1,000
Paid-in capital	17,539	17,539
Retained earnings	12,775	14,322
Accumulated other comprehensive income	3,083	8,661
Total Stockholders' Equity	34,397	41,522
Total Liabilities and Stockholders' Equity	$ 40,501	$ 63,640

Statements of Income

Years Ended December 31, 2008 and 2007

	2008	2007
Operating Revenue		
Commissions and fees	$ 136,902	$ 176,327
Miscellaneous income	176	35,000
Total Operating Revenue	137,078	211,327
Operating Expenses		
Commissions	107,220	134,525
Dues and subscriptions	-	1,141
Office expenses	4,021	3,588
Officers' salaries	5,157	23,701
Payroll taxes	1,487	3,352
Printing	92	92
Professional fees	11,621	8,855
Retirement plan	428	1,111
Salaries and wages	9,116	13,333
Depreciation	-	1,321
Total Operating Expenses	139,142	191,019
Income (Loss) from Operations before Income Tax Expense (Benefit)	(2,064)	20,308
Income Tax Expense (Benefit)	(517)	5,036
Net Income (Loss)	(1,547)	15,272
Unrealized Gain (Loss) on Investment Securities, Net of Income Tax Benefit of $1,856 in 2008 and Income Tax Expense of $1,403 in 2007	(5,578)	4,207
Total Comprehensive Income (Loss)	$ (7,125)	$ 19,479

See notes to financial statements.

Statements of Changes in Stockholders' Equity
Years Ended December 31, 2008 and 2007

	Common Stock	Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balances - December 31, 2006	$ 1,000	$ 17,539	$ (950)	$ 4,454	$ 22,043
Net income	-	-	15,272	-	15,272
Increase in unrealized gain on investments, net of income tax expense of $1,403	-	-	-	4,207	4,207
Balances - December 31, 2007	1,000	17,539	14,322	8,661	41,522
Net loss	-	-	(1,547)	-	(1,547)
Decrease in unrealized gain on investments, net of income tax benefit of $1,856	-	-	-	(5,578)	(5,578)
Balances - December 31, 2008	$ 1,000	$ 17,539	$ 12,775	$ 3,083	$ 34,397

See notes to financial statements.

Statements of Cash Flows
Years Ended December 31, 2008 and 2007

	2008	2007
Cash Flows from Operating Activities		
Net income (loss)	$ (1,547)	$ 15,272
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	-	1,321
Provision for deferred income tax expense (benefit)	(517)	4,431
Decrease (increase) in commissions receivable	4,817	(8,227)
Increase in prepaid expenses	(2,027)	(3,550)
Decrease in other current assets	101	39
Increase (decrease) in commissions payable	(3,854)	6,582
Increase (decrease) in accrued expenses	(9,787)	9,300
Net Cash Provided by (Used in) Operating Activities	(12,814)	25,168
Cash Flows From Investing Activities		
Purchase of equipment	-	(1,321)
Net Increase (Decrease) in Cash and Cash Equivalents	(12,814)	23,847
Cash and Cash Equivalents - Beginning of Year	34,558	10,711
Cash and Cash Equivalents - End of Year	$ 21,744	$ 34,558

See notes to financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Dautrich Seiler Financial Services, Inc. (the Company) is a broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company offers services to retail customers through commissioned agents.

Summary of Significant Accounting Policies

Basis of Accounting

The Company operates under the exemptive provisions of Paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission, which provide that the provisions of this section shall not be applicable to a broker or dealer meeting all of the following conditions:

I. His dealer transactions are limited to the purchase, sale, and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account.

II. His transactions as broker (agent) are limited to:

a. The sale and redemption of redeemable securities of registered investment companies or an insurance company separate account, whether or not registered as an investment company;

b. the solicitation of share accounts for savings and loan associations insured by an instrumentality of the United States; and

c. the sale of securities for the account of a customer to obtain funds for immediate reinvestment in redeemable securities of registered investment companies.

III. He promptly transmits all funds and delivers all securities received in connection with his activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

IV. Notwithstanding the foregoing, this section shall not apply to any insurance company which is a registered broker-dealer, and which otherwise meets all the conditions in paragraphs (k)(1), (I), (II) and (III) of this section.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all investments in highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Commissions Receivable

Commissions receivable are stated at outstanding balances. The Company considers accounts receivable to be fully collectible. If collection becomes doubtful, an allowance for doubtful accounts will be established, or the accounts will be charged to income when that determination is made by management. Unpaid balances remaining after the stated payment terms are considered past due. Recoveries of previously charged off accounts are recorded when received.

Investment Securities

The Company classifies its investment securities as available-for-sale. Available-for-sale investment securities consist of equity securities which are carried at fair value as determined by a national exchange. Unrealized holding gains or losses, net of the related tax effect on investment securities available-for-sale, are excluded from earnings and are reported as a separate component of equity.

A decline in the market value of any available-for-sale security below cost, that is deemed to be other than temporary, results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established.

Premiums and discounts on investment securities are amortized or accreted over the term of the security using methods that approximate the interest method. Gains or losses on the sale of available-for-sale investments are reflected in income at the time of sale using the specific identification method. Dividend and interest income are recognized when earned.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)

Equipment

Purchased assets are recorded at cost. Depreciation is provided using the straight-line method over the assets' estimated useful lives. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

Income Taxes

Income taxes are accounted in accordance with Statement of Financial Accounting Standards No. 109. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Effective January 1, 2008, the Company adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*. The Interpretation provides clarification on accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes*. The Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As a result of the Company's evaluation of the implementation of FIN 48, no significant income tax uncertainties were identified. Therefore, the Company recognized no adjustment for unrecognized income tax benefits for the year ended December 31, 2008. The Company's policy is to recognize interest and penalties on unrecognized tax benefits in income tax expense in the statements of income.

Years that remain open for potential review by the Internal Revenue Service are 2005 through 2007.

Other Comprehensive Income (Loss)

Statement of Financial Accounting Standards No. 130, *Reporting Comprehensive Income*, (SFAS 130), requires that total comprehensive income (loss) be reported in the financial statements. Total other comprehensive income (loss) is presented on the statements of income and changes in stockholders' equity.

Note 2 - Statement of Changes in Liabilities Subordinated to Claims of General Creditors

The Company had no liabilities subordinated to the claims of general creditors for either 2008 or 2007; consequently, the financial statements have not presented the Statement of Changes in Liabilities Subordinated to Claims of General Creditors.

Note 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008 and 2007, the Company had net capital of $21,150 and $22,767, respectively, which was $16,150 and $17,767, respectively, in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was .2886 to 1 and .9715 to 1 at December 31, 2008 and 2007, respectively.

Note 4 - Investments

A summary of cost and fair values of investment securities at December 31, 2008 and 2007 is as follows:

	2008			
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Investment securities available for sale - equity securities	$ 3,300	$ 4,113	$ -	$ 7,413

	2007			
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Investment securities available for sale - equity securities	$ 3,300	$ 11,547	$ -	$ 14,847

Note 5 - Equipment

Equipment consists of the following at December 31:

	2008	2007
Computers and furniture	$ 12,471	$ 12,471
Accumulated depreciation	(12,471)	(12,471)
	$ -	$ -

There was depreciation expense of $-0- in 2008 and $1,321 in 2007.

Note 6 - Income Taxes

Income tax expense (benefit) for the years ended December 31, 2008 and 2007 consists of the following:

	2008	2007
Current tax expense:		
Federal	$ -	$ 348
State	-	257
	-	605
Deferred expense (benefit) from net operating losses:		
Federal	(310)	2,660
State	(207)	1,771
	(517)	4,431
Total Income Tax Expense (Benefit)	$ (517)	$ 5,036

Deferred tax assets and deferred tax liabilities at December 31, 2008 and 2007 are as follows:

	2008	2007
Deferred tax liabilities - unrealized investment securities holding gains	$ (1,028)	$ (2,886)
Deferred tax assets - net operating loss carryforwards	515	-
Net Deferred Tax Assets (Liabilities)	$ (513)	$ (2,886)

Note 6 - Income Taxes (Continued)

Deferred income tax liabilities arising from net operating loss carryforwards and unrealized investment securities holding gains:

	2008	2007
Federal	$ (308)	$ (1,732)
State	(205)	(1,154)
	$ (513)	$ (2,886)

Note 7 - Fair Value of Financial Instruments

The following valuation techniques were used to measure fair value of assets in the table above on a recurring basis as of December 31, 2008:

Equity securities– Fair value of equity and fixed income securities was based on quoted market prices for the identical security.

In September 2006, the FASB issued FASB Statement No. 157, *Fair Value Measurements* (SFAS 157), which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007.

The primary effect of SFAS 157 on the Company was to expand the required disclosures pertaining to the methods used to determine fair values.

SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation methods used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under SFAS 157 are as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2: Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability.

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e. supported with little or no market activity).

Note 7 - Fair Value of Financial Instruments (Continued)

An asset or liability's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

For assets measured at fair value on a recurring basis, the fair value measurements by level within the fair value hierarchy used at December 31, 2008 are as follows:

Description	Total	Level 1	Level 2	Level 3
Equity securities	$ 7,413	$ 7,413	$ -	$ -

Note 8 - Retirement Plan

The Company has a Savings Incentive Match Plan for Employees of Small Employers Individual Retirement Account (Simple IRA Plan). Contributions totaled $428 and $1,111 in 2008 and 2007, respectively.

Note 9 - Risk

At times during the years ended December 31, 2008 and 2007, the Company's cash and cash equivalents balances may have exceeded the federally insured limit of $250,000 and $100,000, respectively. There were no cash balances exceeding the federally insured limit at December 31, 2008 or 2007.

Note 10 - Other Income

In July 2007, the Financial Industry Regulatory Authority (FINRA) was created through the consolidation of National Association of Securities Dealers (NASD) and the member regulation, enforcement and arbitration functions of the New York Stock Exchange. As a result of the consolidation, the Company received a special member payment of $35,000 which is reflected as miscellaneous income in 2007.

Schedule I - Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

Years Ended December 31, 2008 and 2007

	2008	2007
Total Stockholders' Equity	$ 34,397	$ 41,522
Non-allowable assets:		
Prepaid expenses	5,834	3,807
Other current assets	-	101
Investments	7,413	14,847
Net Capital	$ 21,150	$ 22,767
Aggregate Indebtedness - Total Liabilities	$ 6,104	$ 22,118
Computation of Basic Net Capital Requirement - Minimum Net Capital Required (Greater of $5,000 or 6 2/3% of Aggregate Indebtedness)	$ 5,000	$ 5,000
Net Capital in Excess of Minimum Requirement	$ 16,150	$ 17,767
Ratio of Aggregate Indebtedness to Net Capital	.2886 to 1	.9715 to 1

Statement Pursuant to Rule 17a-5(d)(4)

Since there were differences between the net capital computation on Part II A of the Company's originally filed Form X-17A-5 and the net capital computed above, a reconciliation is necessary. The reconciliation is as follows:

Stockholders' Equity		
Original FOCUS Report	$	36,873
Adjustment to unrealized gains on investments		(3,300)
Adjustment to deferred tax liability due to change in unrealized gains on investments		824
Audit Report	$	34,397
Nonallowable Assets		
Original FOCUS Report	$	16,547
Adjustment to unrealized gains on investments		(3,300)
Audited Nonallowable Assets	$	13,247
Net Capital		
Original FOCUS Report	$	20,326
Additional accrual of federal and state income taxes		824
Audit Report	$	21,150
Aggregate Indebtedness		
Original FOCUS Report	$	6,928
Adjustment to deferred tax liability due to change in unrealized gains on investments		(824)
Audit Report	$	6,104
Net Capital in Excess of Minimum Requirement		
Original FOCUS Report	$	15,326
Adjustment to deferred tax liability due to change in unrealized gains on investments		824
Audit Report	$	16,150

The originally filed Form X-17A-5 was subsequently amended to agree to the audited financial statements.

bmc

Independent Auditor's Report on Internal Control
Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

Board of Directors
Dautrich Seiler Financial Services, Inc.

In planning and performing our audit of the financial statements of Dautrich Seiler Financial Services, Inc. (the Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified a certain deficiency in internal control that we consider to be a significant deficiency, and communicated it in writing to management and those charged with governance on February 12, 2009. The significant deficiency was a lack of segregation of duties in their internal control structure. The Company currently employs the owner and one part-time staff person, which does not allow appropriate segregation of duties. Management has determined that implementation of any corrective action plan is cost prohibitive and will continue to monitor activities of the organization and work of third-party professionals to the best of their abilities.

We also identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Dautrich Seiler Financial Services, Inc. as of and for the year ended December 31, 2008, and this report does not affect our report thereon dated February 12, 2009. The material weakness identified was a lack of internal control over financial reporting, including control over financial statement preparation and footnote disclosures. The fact that management does not have an internal control process in place to monitor and review financial statement preparation creates a deficiency where there is more than a remote likelihood that a material misstatement would not be detected or prevented. Due to the small size of the Company, management has determined that implementation of any appropriate corrective action plan is cost prohibitive; therefore, management intends to continue to rely on third-party preparation of the annual audited financial statements.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Beard Miller Company LLP

Beard Miller Company LLP
Lancaster, Pennsylvania
February 12, 2009

bmc

Dautrich Seiler Financial Services, Inc.

Financial Report

December 31, 2008

Table of Contents

December 31, 2008 and 2007